Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — 2009 Second Quarter Results Presentation dated August 19, 2009	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: August 19, 2009

3

Exhibit 99.1

Exhibit 99.1

2009 Second Quarter Results Presentation

August 19, 2009

Safe Harbor Statement and Currency Convenience Translation

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our estimated total net revenues for the third quarter of 2009, the ability of ZT Online to attract players and extend its life cycle with the expansion pack introduced in July 2009, the continuing benefits of the reorganization of our R&D teams, our ability to successfully commercially launch our new games in the timeframe we propose or at all, including ZT Online Green Edition, King of Kings III, ZT Online II, Dragon Soul, The Golden Land, My Sweetie, XT Online, and Empire of Sports, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, the benefits of the Win@Giant game incubation program, the benefits of tightened cost controls and reduction in sales and marketing expenses, and our ability to continue to grow our business and build long-term shareholder value. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2008, as filed with the Securities and Exchange Commission on June 19, 2009, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2008. Our actual results of operations for the second quarter 2009 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Currency Convenience Translation

This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.8302, which was the noon buying rate as of June 30, 2009 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

© 2009 Giant Interactive Group, Inc. All Rights Reserved 2

Giant Interactive Group

A Leading Online Game Developer & Operator

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed

NYSE IPO: November 1, 2007

Ticker: GA

Market Cap: US$1.8 Billion

August 18, 2009

Fully Diluted Shares: Approximately 234 Million

About Giant:

Headquarters: Shanghai, China

Approximately 3,100 Employees: including 1,600 liaison personnel

Investor Information: www.ga-me.com

© 2009 Giant Interactive Group, Inc. All Rights Reserved 4

Key Operational and Financial Highlights

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Key Quarterly Operating Metrics

Active Paying Accounts (APA)

1,800 1,760

1,600 1,447

1,400 1,290 1,236

1,204

1,200

Thousands 937

1,000

in 800

600

Accounts 400

200

0

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

Average Concurrent Users (ACU)

700 620

600 546 543 556 531

500 453

Thousands 400

in 300

Users 200

100

0

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

Average Revenue per User (ARPU)

400

350 325

286 282 300 300

300 273

250

RMB 200

150

100

50

0

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

Peak Concurrent Users (PCU)

2,500 2,339

2,000

1,646 1,578 1,572

1,505 1,440

Thousands 1,500

in 1,000

Users 500

0

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

3Q08 and onwards figures include ZT Online, ZT Online PTP, ZT Online Classic Edition, and Giant Online Prior figures include ZT Online, ZT Online PTP and Giant Online

© 2009 Giant Interactive Group, Inc. All Rights Reserved 6

Solid Profitability and High Margins

Net Revenue Gross Profit Margin

80 73.6 95%

67.3 89.2% 88.6%

70 90%

60 54.7 53.3 84.0% 84.0% 85.0%

51.7 85%

millions 50 80.1%

in 39.1 80%

40

75%

30

Dollars 70%

US 20

10 65%

0 60%

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

Net Income Net Income Margin

60

48.3 51.1 85% 82.2%

80%

50 42.5 75% 71.8% 69.5%

millions 40 70% 63.7%

33.9 34.0 65% 62.1%

in 30 60%

55% 50.6%

19.7

Dollars 20 50%

45%

US 10 40%

35%

0 30%

1Q08 2Q08 3Q08 4Q08 1Q09 2Q09 1Q08 2Q08 3Q08 4Q08 1Q09 2Q09

© 2009 Giant Interactive Group, Inc. All Rights Reserved 7

Q2 2009 Key Financial Higlights

(In millions, except EPS data) Q2 2009 Q2 2009 Q1 2009 Q-o-Q Q2 2008 Y-o-Y Margins

US$ RMB RMB % RMB %

Total Net Revenue 53.3 364.1 373.5 -2.5% 504.8 -27.9%

Cost of Services 8.0 54.5 59.6 -8.6% 57.8 -5.6%

Gross Profit 45.3 309.5 313.9 -1.4% 447.0 -30.8% 85.0%

Operating Expenses 11.0 75.1 81.9 -8.3% 118.8 -36.8%

Income from Operations 34.3 234.4 231.9 1.1% 328.2 -28.6% 64.4%

Net Income Attributable 34.0 231.9 231.9 0% 350.6 -33.9% 63.7%

to the Company’s

Shareholders

Basic EPS (RMB) 1.03 1.03 0% 1.45 -29.0%

Diluted EPS (RMB) 0.99 0.99 0% 1.40 -29.3%

Q1 2009 Q-o-Q Q2 2008 Y-o-Y

US$ % US$ %

Basic EPS (US$) 0.15 0.15 0% 0.21 -28.6%

Diluted EPS (US$) 0.15 0.15 0% 0.20 -25.0%

© 2009 Giant Interactive Group, Inc. All Rights Reserved 8

Strong Balance Sheet

June 30, June 30, March 31, June 30,

2009 2009 2009 2008

(In millions)

US$ RMB RMB RMB

Cash, Cash Equivalents and Short-Term 737.1 5,034.4 5,211.1 5,729.6

Investments

Current Assets 760.4 5,193.6 5,341.2 5,932.1

Total Assets 885.5 6,048.1 6,115.6 6,200.2

Current Liabilities 78.1 533.5 839.1 735.4

Total Liabilities 78.1 533.5 839.1 735.4

Shareholders’ Equity 807.0 5,511.9 5,276.5 5,464.8

Non-controlling Interest 0.4 2.7 - -

Total Liability and Equity 885.5 6,048.1 6,115.6 6,200.2

© 2009 Giant Interactive Group, Inc. All Rights Reserved 9

Operational Updates

© 2009 Giant Interactive Group, Inc. All Rights Reserved

Flagship Game Segmentation Strategy

GIANT

Games	Game History and Milestones	Planned Initiatives
ZT Online	• Launched in January 2006 • Self-developed Free-to-Play 2D MMORPG • Multiple expansion packs introduced since launch • Monetization restructuring in 3Q08 • Now also available in Vietnam	"Parenthood Simulation" expansion pack began testing in July 2009 and to complete roll out in Sept 2009
ZT Online Classic	• Open beta testing launched at end of 3Q08 • Original ZT Online features but eliminated all promotional items • Designed to target former ZT Online players and enhance player loyalty	"Unparalleled Martial Arts" expansion pack to begin testing in Sept 2009
ZT Online Green	• Original ZT Online gameplay with enhanced in-game economy benefiting lower spending and non-paying players for further in-game diversity • New maps, skills, items, and other game features	Testing to begin Oct 2009
ZT Online II	• Sequel to ZT Online, brand new Free-To-Play 2D MMORPG • Revised economic system targeting lower spending gamers to attract more players • Basic game design completed with enhanced graphics, sound effects, # of professions, animation, etc.	Engineering testing to begin toward end of 2009

© 2009 Giant Interactive Group, Inc. All Rights Reserved
11

A Growing Product Portfolio

GIANT

Games	Game History and Milestones	Planned Initiatives
Giant Online	• Open beta testing launched at end of 1Q08 • Released a feature-set for exploration and pursuit of additional equipment in 2Q09	Next military rank to be unlocked in 3Q09
My Sweetie	• Part of our Win@Giant program from 1Q09 • 2.5D free-to-play casual MMORPG involving virtual pets	Currently under closed beta testing
King of Kings III	• GA acquired rights to operate in China in 2007 • Limited closed beta testing in China in 1Q09 • Fine-tuning based on the feedback from 1st phase limited closed beta testing and 2nd phase limited closed beta testing in 3Q09	Closed beta testing in 4Q09
XT Online	• Part of our Win@Giant program from 2Q09 • 2.5D ancient Chinese martial arts MMORPG • Enriching content, artwork and various functions in 2Q09, now further fine-tuning	Limited closed beta testing in 3Q09 and closed beta testing in 4Q09
The Golden Land	• Our first self-developed webgame, with a medieval strategy theme • Engineering testing began in 3Q09 and now further optimization	Limited closed beta testing in 3Q09 and closed beta testing in 4Q09
Dragon Soul	• 3D ancient Chinese PK MMORPG • Developed by our R&D office in Chengdu, Sichuan • Self-developed 3D engine	Engineering testing in Q409
Empire of Sports	• GA acquired rights to operate in China in early 2008 • Officially launched in Europe in December 08 • Commenced limited engineering testing in China in 2Q09	Further localization for Chinese market

© 2009 Giant Interactive Group, Inc. All Rights Reserved

12

Share Repurchase Program Update

1 As of June 30, 2009, Giant repurchased 16,517,985 ADSs, for total consideration of US$106.9 million, out of the $150 million share repurchase program. Giant did not repurchase any shares during second quarter 2009. This program is terminated.

2 In August 2009, the Board of Directors approved another share repurchase plan, authorizing the Company to repurchase up to US$150.0 million of its ADSs.

© 2009 Giant Interactive Group, Inc. All Rights Reserved 13

Q2 2009 Marketing and Distribution Network

Enhanced Marketing Efficiency in Q2’09

Over 390 liaison offices

1600 dedicated liaison personnel

Over 290 distributors

116,500 retail outlets

Penetration of all large cities and almost all provinces in China

Focus on penetrating medium / small cities with continued Internet and on-site promotional events

Streamline marketing and advertising costs to improve efficiency

Maximize Player Awareness and Game Recognition to Improve Penetration

© 2009 Giant Interactive Group, Inc. All Rights Reserved 14

Business Outlook

© 2009 Giant Interactive Group, Inc. All Rights Reserved 15

Growth Strategies

To Become the Largest Online Game Developer and Operator in Asia

1 Player Segmentation Based on Game Features and Spending Preferences to Increase Player Loyalty and to Extend Game Lifecycles

Enhance Online Community and Expand Geographical Coverage 2 to Grow Our Player Base

Pursue Opportunities for Acquisitions, Strategic Joint Ventures 3 and Opportunistic Investments

© 2009 Giant Interactive Group, Inc. All Rights Reserved 16

Expanding into New Genres of Online Gaming

•Goal: capture gamers with a broader array of preferences

•Initiative: Utilize innovation and creativity derived from Win@Giant Incubation Program to bring games in new genres to market

Existing Genres of Giant Expanding into new genres with the help of

Games Win@Giant

Hardcore, combat-centric PK MMORPGs Hardcore,

ZT Online, Giant Online, King of Kings III, XT

combat-centric

Online, ZT Online II, and Dragon Soul

PK MMORPGs

ZT Online Casual MMORPGs

and

Giant Online My Sweetie and Empire of Sports

Web Games

The Golden Land

© 2009 Giant Interactive Group, Inc. All Rights Reserved 17

NYSE: GA Thank you

www.ga-me.com